November 23, 2005

      Mail Stop 4561


Mr. Ronald C. Touchard
Chief Executive Officer
eWorld Media Holdings, Inc.
600 Anton Boulevard, 11th Floor
Costa Mesa, California 92626

Re:	eWorldMedia Holdings, Inc.
      Preliminary Information Statement on Schedule 14C
      File No. 0-14047
      Filed on November 17, 2005

Dear Mr. Touchard:

      This is to advise you that we have limited our review of the Preliminary Information Statement on Schedule 14C noted above and have the following comments:
1. We note disclosure on page 8 of your preliminary information statement indicating that the company requires additional common stock in order to satisfy the entitlements of preferred shareholders who desire to convert such shares to common stock. To the extent that the authorization of additional common shares is necessary for the consummation of the purchase of Peaceful Feet Shoeshine, Inc., referenced in the Form 8-K filed on October 3, 2005, please revise your information statement to include the information required by
Item 14 of Schedule 14A, as required pursuant to Note A of Schedule
14A, or advise us why you believe it is not necessary to do so.
2. We note a press release dated May 23, 2005 indicating that eWorldMedia Holdings, Inc. intended to offer to buy 15,000 common shares for consideration of $3.00 per share on a first-come, first served basis. Please advise us whether the company proceeded with the buyback program. If so, advise us how it complied with the tender offer rules, namely Regulation 14E and Rule 13e-4.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
* The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.
* The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.
* The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of
1934 has been included.

      If you have any questions, please call Paul Fischer at (202) 551-3415 or the undersigned at (202) 551-3694.


      Sincerely,



      Owen Pinkerton
      Senior Counsel







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eWorldMedia Holdings, Inc.
November 23, 2005
Page 1